EXHIBIT (a)(1)
SHELTER PROPERTIES II LIMITED PARTNERSHIP
c/o Shelter Realty II Corporation
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
April 27, 2007
Dear Limited Partner:
     As you may be aware by now, MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF Senior Note Program I, LP, MPF Income Fund 22, LLC, MPF Flagship Fund 12, LLC, MPF DeWaay Fund 5, LLC, MacKenzie Patterson Special Fund 6, LLC, Mackenzie Special Fund 6-A, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MPF Special Fund 8, LLC, MP Income Fund 16, LLC, MP Falcon Fund, LLC, MPF Acquisition Co. 3, LLC, MacKenzie Patterson Special Fund 5, LLC, MacKenzie Patterson Special Fund 7, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Flagship Fund 11, LLC and MacKenzie Patterson Fuller, LP (collectively, the “MacKenzie Group”), initiated an unsolicited tender offer to buy up to 5,495 units of limited partnership interest (“Units”) in Shelter Properties II Limited Partnership (the “Partnership”) on April 16, 2007.
     The Partnership, through its general partner, Shelter Realty II Corporation, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The general partner does not express any opinion, and is remaining neutral, with respect to the MacKenzie Group’s offer due to a conflict of interest. AIMCO Properties, L.P. (“AIMCO Properties”), an affiliate of the general partner, is currently conducting a tender offer for the Units. Therefore, the general partner is remaining neutral and does not express any opinion with respect to the MacKenzie Group offer.
     However, we call your attention to the following considerations:
•	AIMCO Properties has raised its tender offer price of $550.00 per Unit to $600.00 per Unit, less any distributions subsequently made or declared by the Partnership prior to May 30, 2007, or such other date as the AIMCO Properties’ offer may be further extended, which is equal to the MacKenzie Group’s offer price.

•	The MacKenzie Group’s $600.00 per Unit offer price will be reduced by the amount of any distributions declared or made between April 16, 2007 and May 16, 2007, or such other date as the MacKenzie Group’s offer may be further extended.

•	Another third party, Peachtree Partners, has initiated an additional unsolicited tender offer to buy up to 4.9% of the outstanding Units, including the Units it already owns, at an offer price of $600.00 per Unit, less an administrative fee of $150.00 per investor and the amount of any distributions declared or made after April 6, 2007.

•	AIMCO Properties and its affiliates, which collectively hold 21,232.5 Units, or approximately 77.21% of the outstanding Units, do not intend to tender any of their Units in the MacKenzie Group’s offer.

•	The MacKenzie Group’s offer is limited to 5,495 Units. If more than 5,495 Units are tendered in the MacKenzie Group’s offer, the MacKenzie Group will accept the Units on a pro rata basis. Therefore, an investor who tenders all of its Units might not fully dispose of its investment in the Partnership.

•	AIMCO Properties’ offer is not limited to a maximum number of Units; however, the AIMCO Properties offer is conditioned on there being at least 320 unitholders remaining after its purchase of all Units validly tendered and not properly withdrawn prior to the expiration date of that offer.

•	The Partnership’s Amended and Restated Certificate and Agreement of Limited Partnership restrict the transfer of fractional Units. If you are tendering less than all of your Units, you must continue to hold at least five (5) Units after the transfer.

•	The MacKenzie Group’s offer to purchase estimates the liquidation value of the Partnership to be $723.00 per Unit. However, the MacKenzie Group is only offering $600.00 per Unit.

•	The corporate general partner is currently considering the sale of Parktown Townhouses, a 309-unit apartment complex located in Deer Park, Texas. However, the property is not currently listed or marketed for sale and no assurances can be given regarding the timing or amount of a sale, if any.

•	During November 2005, Signal Pointe Apartments incurred approximately $46,000 in damages from a fire. During the year ended December 31, 2006, the Partnership received insurance proceeds of approximately $39,000 and wrote off undepreciated damaged assets of approximately $8,000 resulting in a casualty gain of approximately $31,000.

•	During February 2005, Parktown Townhouses incurred damages from a fire. The estimated total building damages were approximately $309,000. During the years ended December 31, 2005 and 2006, the Partnership received insurance proceeds which totaled approximately $258,000 and wrote off undepreciated damaged assets of approximately $490,000. The resulting casualty gain for the year ended December 31, 2006 was approximately $36,000. During the year ended December 31, 2006, the Partnership also received approximately $51,000 for emergency repairs and clean-up costs.

•	AIMCO Properties has made the following direct purchases since 2004:

		Price Per
Year	Units Acquired	Unit
2004	47	$242.05
2005	96.5	$350.78
2006	10	$350.78
•	AIMCO Properties made a tender offer on November 5, 2004 for the purchase of Units at a purchase price of $350.78 per Unit (as revised from an original purchase price of $238.25). The offer was held open through December 28, 2004 and 728 Units were acquired.

•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and the American Partnership Board, which are the only two independent sources from which we currently have information regarding secondary market sales. The gross sales prices reported by these services do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by these services is accurate or complete. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and the American Partnership Board.
o	Set forth below are the high and low sales prices of Units during the years ended December 31, 2006, 2005 and 2004, as reported by Direct Investments Spectrum, an independent third-party source. There have been no sales reported by the Direct Investments Spectrum during the year ended December 31, 2007 (through January 31).

	HIGH	LOW
Year Ended December 31, 2006:	$500.00	$351.12
Year Ended December 31, 2005:	$311.12	$311.12
Year Ended December 31, 2004:	$271.00	$271.00

o	Set forth below are the high and low sales prices of Units during the years ended December 31, 2005 and 2004, as reported by the American Partnership Board, an independent, third-party source. There were no sales reported by the American Partnership Board during the years ended December 31, 2006 or December 31, 2007 (through March 31).

	HIGH	LOW
Year Ended December 31, 2005:	$311.12	$311.12
Year Ended December 31, 2004:	$271.00	$271.00
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances, including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the limited partner may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.
     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you would like to discuss this matter in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at PO Box 2347, Greenville, SC 29602.
Sincerely,
Shelter Realty II Corporation,
Corporate General Partner